UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   MARCH 21, 2005                     /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         AMERA RESOURCES CORPORATION (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6

2.       DATE OF MATERIAL CHANGE

         March 21, 2005

3.       PRESS RELEASE

         The press release was released on March 21, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nikolaos Cacos
         Phone: (604) 687-1828

9.       DATE OF REPORT

         March 21, 2005.



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                          AMERA RESOURCES CORPORATION

                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
                      Tel: 604-687-1828 Fax: 604-687-1858
                            Toll Free: 800-901-0058
                       Internet: www.amera resources.com
                        E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS

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NEWS RELEASE                                                      MARCH 21, 2005


                             AMERA FINANCING CLOSED

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that it has closed the private placement previously announced February 18, 2005 and March 15, 2005. A total of 1,650,000 units at a price of $0.55 per unit were issued. Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share in the capital of the Company for one year at a purchase price of $0.60 per share. The proceeds will be used to finance the Company's ongoing mineral exploration in Argentina and Peru and for general working capital. The issued placement securities and securities issued to the Agent are subject to a four month hold period expiring on July 18, 2005.

Canaccord Capital Corporation (the "Agent") has received a cash commission of $21,140.90 and agent's warrants that entitle the holder to purchase an aggregate of 14,962 common shares of the Company, exercisable at a price of $0.60 per share for a period of one year. Canaccord also received a corporate finance fee payable by the issuance of 27,000 units, having the same terms as the units offered under the financing, 66,750 Agent's warrants were issued and an administration fee of $5,000 payable in cash. Additionally, a cash commission of $35,310 was paid on part of the non-brokered portion of this placement.

Mr.  Arthur Lang,  B.Comm.,  C.A.  has been  appointed  as the  Company's  Chief
Financial Officer. Mr. Lang is a seasoned Chartered Accountant with over 25 years of financing and accounting management. Amera's management and directors welcome Mr. Lang's appointment and look forward to receiving his valued input and advice.

Ms. Mar Bergstrom has been appointed as Amera's Corporate Secretary. Ms. Bergstrom has extensive experience in the securities industry and is a welcome addition to the Company's management team.

Pursuant to the Company's stock option plan, Amera has granted incentive stock options to its officers, employees and consultants to purchase up to an aggregate of 250,000 common shares in the capital stock of Amera Resources Corporation, exercisable for a period of five years, at a price of $0.75 per share. These options are subject to a four-month hold period.

Amera is leveraging its extensive contact network, is actively exploring in Argentina, Peru and Nevada and continues to negotiate for the acquisition of additional properties in the Americas. The Company is committed to growth and added shareholder value through gold and precious metal-rich polymetallic discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2005 NUMBER 8

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